UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 16, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited

(Name of registrant)

112 Oxford Road

Houghton Estate

Johannesburg, 2198

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Enclosure: Press release: GOLD FIELDS AND ANGLOGOLD ASHANTI PROPOSE GHANA JV TO CREATE AFRICA’S LARGEST GOLD MINE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 16, 2023
	By:	/s/ LM GOLIATH
	Name:	LM Goliath
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Press release: GOLD FIELDS AND ANGLOGOLD ASHANTI PROPOSE GHANA JV TO CREATE AFRICAS LARGEST GOLD MINE